(LOGO OMITTED)     Koor Industries Ltd.

KOOR INDUSTRIES LTD.  ACQUIRES 32.5% OF DEFENSE COMPANY
TADIRAN COMMUNICATIONS LTD.

ROSH HA'AYIN, Israel - September 10 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today that it has signed an agreement to acquire 32.5% of Tadiran Communications Ltd. ("Tadiran") (TASE: TDCM) for approximately $141 million. The transaction was based on a share price of NIS 161.5 per share. Tadiran's share price at the close of trading Thursday was NIS 155.7. Koor acquired the shares from Trefoil Israel Partner II LP (of the Shamrock group) and from FIMI Israel Mezzanine Fund LP.

The transaction is due to be completed within the next 90 days. The transaction is subject to the approval of Israel's Ministry of Defense, Israel's Anti-Trust Authority and other approvals as required under Israeli law. Should the approvals not be received within the 90-day period, the agreement will terminate, unless the parties agree to extend the period.

Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003, Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

Commenting on the transaction, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We have spent the last three years working closely with our portfolio companies to build and strengthen their financial position. We are pleased to now be at the stage where we are investing again, while, at the same time, becoming a more dominant player in Israel's defense industry".

Danny Biran, President of Koor Industries and Chairman of the Board of Directors of Elisra added: "Koor's defense portfolio will now include a broad product offering, with over half a billion dollars in revenues, and a backlog of approximately one billion dollars. We look forward to a fruitful partnership between Tadiran and Elisra, with each company leveraging on each others core competencies. These competencies include the two companies' strong development capabilities; Tadiran's North American and European marketing channels; Elisra's Command Control Communications and Computers technologies (C4I), Electronic Warfare Systems and Intelligence capabilities.

Danny Biran added: "The current transaction is in line with Israel's Ministry of Defense's policy to encourage the merger of Israel's defense companies. The quality and dedication of the employees of Koor's defense portfolio constitute a strategic asset to our group. Mr. Biran also emphasized that Mr. Hezi Hermoni has agreed to continue to run Tadiran's business.


About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310